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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

AZTEC OIL & GAS, INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
055000 10 3
(CUSIP Number)
Franklin C. Fisher, Jr.
One Riverway
Suite 1700
Houston, Texas 77056
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 23, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	055000 10 3

1	NAMES OF REPORTING PERSONS: Franklin C. Fisher, Jr.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas, United States

	7	SOLE VOTING POWER:

NUMBER OF		9,990,965

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		9,990,965

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	9,990,965 Shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	33.77%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Item 1. Security and Issuer
     The class of securities to which this Schedule 13D relates is common stock, par value $.001 per share (“Common Stock”), of Aztec Oil & Gas, Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at One Riverway, Suite 1700, Houston, Texas 77056.
Item 2. Identity and Background
(a)	Franklin C. Fisher, Jr.

(b)	One Riverway Suite 1700 Houston, Texas 77056
     (c) Mr. Fisher, a consultant and attorney-at-law, is also engaged in personal investments. Mr. Fisher is self-employed. His business address is One Riverway, Suite 1700, Houston, Texas 77056.
     (d) During the last five years, Mr. Fisher has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) During the last five years, Mr. Fisher has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
     (f) Mr. Fisher is a citizen of the United States.
Item 3. Source and Amount of Funds or Other Consideration
     The source of the cash involved was from Mr. Fisher’s personal funds.
Item 4. Purpose of Transaction
     Mr. Fisher acquired the shares for investment purposes. Mr. Fisher intends to review his investment in the Issuer on a continuing basis and may, at any time, consistent with his obligations under the federal securities laws, determine to increase or decrease his ownership of shares of the Issuer’s Common Stock through purchases or sales in the open market or in private transactions depending on various factors, including the Issuer’s business, prospects and financial condition, the market for the Common Stock, general economic conditions, stock market conditions and other future developments, Mr. Fisher’s personal financial situation, need for and availability of capital and any other facts and circumstances which may become known to Mr. Fisher regarding his investment in the Issuer.
     The following describes plans or proposals that Mr. Fisher may have as of the date of this Schedule 13D with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:
(a)	None.

(b)	None.

(c)	None.

(d)	None.

(e)	None.

(f)	None.

(g)	None.

(h)	None.

(i)	None.

(j)	Except as described in this Item 4, Mr. Fisher does not have, as of the date of this Schedule 13D, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. Mr. Fisher may change his plans or proposals in the future. In determining from time to time whether to sell the Common Stock reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, Mr. Fisher will take into consideration such factors as he deems relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to him. Mr. Fisher reserves the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of his holdings of securities of the Issuer or to change his intention with respect to any or all of the matters referred to in this Item 4.
Item 5. Interest in Securities of the Issuer
     (a) and (b)
     Mr. Fisher is the record and beneficial owner of 9,990,965 shares of Common Stock of the Issuer, which represents approximately 33.77% of the outstanding Common Stock of the Issuer, based on 29,586,682 shares of Common Stock issued and outstanding on March 19, 2007. Mr. Fisher has the sole power to vote, or direct the vote of, and to dispose, or direct the disposition of, such shares of Common Stock.
     (c) During the period from April 23 through April 25, 2007, Mr. Fisher acquired an aggregate of 8,602,820 shares of Common Stock in privately negotiated transactions and pursuant to the exercise of outstanding five-year options issued by individual shareholders expiring on April 25, 2007. On April 23, 2007, Mr. Fisher effected acquisitions of 275,000 and 2,214,570 shares of Common Stock pursuant to privately negotiated transactions at an acquisition price of $.10 and $.0573 per share, respectively. Mr. Fisher acquired 1,185,000 and 1,178,250 shares of Common Stock pursuant to privately negotiated transactions on April 24, 2007 at a price of $.02 per share. On April 25, 2007, Mr. Fisher exercised two five-year options for 2,175,000 and 1,575,000 shares of Common Stock at an exercise price of $.001 per share. The funds used to make these purchases were Mr. Fisher’s personal funds. There have been no reportable transactions with respect to the Common Stock within the last 60 days by Mr. Fisher except for the acquisitions of beneficial ownership of Common Stock being reported on this Schedule 13D.
     (d) No person other than Mr. Fisher has the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Common Stock owned by Mr. Fisher.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     None.
Item 7. Material to Be Filed as Exhibits
     None.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 1, 2007

/s/ Franklin C. Fisher, Jr.

Franklin C. Fisher, Jr.

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